  UNITED STATES

  SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

  SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )

Key Energy Services, Inc.

(Name of Issuer)

Common Stock, par value US$0.01 per share

(Title of Class of Securities)

49309J202

(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, NY 10017

212-905-5647

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 49309J202

1.	Name of Reporting Persons BlueMountain Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,135,114
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,135,114

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,135,114
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.0% (1)
14.	Type of Reporting Person (See Instructions) IA

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202
1.	Name of Reporting Persons BlueMountain GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,531,069
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,531,069
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,531,069
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.6%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons BlueMountain Foinaven Master Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 175,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 175,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 175,354
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons BlueMountain Foinaven GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 175,354
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 175,354
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 175,354
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons Blue Mountain Credit Alternatives Master Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,482,246
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,482,246
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,246
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons Blue Mountain CA Master Fund GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,482,246
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,482,246
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,246
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.0% (1)
14.	Type of Reporting Person (See Instructions) CO

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons Blue Mountain Credit GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,482,246
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,482,246
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,246
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons BlueMountain Guadalupe Peak Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,542
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 126,542
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,542
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons BlueMountain Long/Short Credit GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 126,542
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 126,542
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,542
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.9% (1)
14.	Type of Reporting Person (See Instructions) OO

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons BlueMountain Logan Opportunities Master Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 193,149
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 193,149
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,149
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons BlueMountain Logan Opportunities GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 193,149
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 193,149
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,149
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4% (1)
14.	Type of Reporting Person (See Instructions) OO

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons BlueMountain Montenvers Master Fund SCA SICAV-SIF
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 391,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 391,161
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,161
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons BlueMountain Montenvers GP S.àr.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 391,161
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 391,161
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 391,161
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8% (1)
14.	Type of Reporting Person (See Instructions) CO

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons BlueMountain Summit Trading L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 392,909
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 392,909

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 392,909
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons BlueMountain Summit Opportunities GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 392,909
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 392,909
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 392,909
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons BlueMountain Timberline Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 212,884
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 212,884
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 212,884
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5% (1)
14.	Type of Reporting Person (See Instructions) CO

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons BlueMountain Kicking Horse Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 160,869
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 160,869
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,869
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

CUSIP Number: 49309J202

1.	Name of Reporting Persons BlueMountain Kicking Horse Fund GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 160,869
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 160,869
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,869
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1) The percentage set forth in Row 13 is based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020 and the allocations set forth in the Exchange Agreement (See Item 3).

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”) of Key Energy Services, Inc, a Delaware Company (the “Issuer”). The address of the principal executive offices of the Issuer is 1301 McKinney Street, Suite 1800, Houston, Texas 77010.

ITEM 2. IDENTITY AND BACKGROUND

(a-c) This Schedule 13D is being jointly filed by the following persons:

(i)	BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership (“BMFV”), with respect to the Common Stock directly owned by it;

(ii)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“BMCA”), with respect to the Common Stock directly owned by it;

(iii)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership (“BMGP”), with respect to the Common Stock directly owned by it;

(iv)	BlueMountain Logan Opportunities Master Fund L.P., a Cayman Islands exempted limited partnership (“BMLO”), with respect to the Common Stock directly owned by it;

(v)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“BMM”), with respect to the Common Stock directly owned by it;

(vi)	BlueMountain Summit Trading L.P., a Delaware limited partnership (“BMST”), with respect to the Common Stock directly owned by it;

(vii)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“BMT”), with respect to the Common Stock directly owned by it;

(viii)	BlueMountain Kicking Horse Fund L.P., a Cayman Islands exempted limited partnership (“BMKH”), with respect to the Common Stock directly owned by it;

(ix)	BlueMountain Foinaven GP, LLC, a Delaware limited liability company (“BMFV GP” and, together with BMSB GP, the “General Partners”), with respect to the Common Stock directly owned by BMFV;

(x)	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”), with respect to the Common Stock directly owned by BMCA;

(xi)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“BMGP GP”), with respect to the Common Stock directly owned by BMGP;

(xii)	BlueMountain Logan Opportunities GP, LLC, a Delaware limited liability company (“BMLO GP”), with respect to the Common Stock directly owned by BMLO;

(xiii)	BlueMountain Montenvers GP S.à r.l., a private limited company incorporated under the laws of Luxembourg (“BMM GP”), with respect to the Common Stock directly owned by BMM;

(xiv)	BlueMountain Summit Opportunities GP II, LLC, a Delaware limited liability company (“BMST GP”), with respect to the Common Stock directly owned by BMST;

(xv)	BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“BMKH GP”), with respect to the Common Stock directly owned by BMKH;

(xvi)	Blue Mountain Credit GP, LLC, a Delaware limited liability company (“BMC GP”), which serves as the sole owner of BMCA GP, with respect to the Common Stock directly owned by BMCA;

(xvii)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), which serves as the sole owner of each General Partner, with respect to the Common Stock directly owned by each of BMFV, BMCA, BMGP, BMLO, BMST and BMKH; and

(xviii)	BlueMountain Capital Management, LLC, a Delaware limited liability company (the “BMCM” or the “Investment Manager”), with respect to the Common Stock directly owned by the BlueMountain Funds.

The foregoing persons are collectively referred to as the “Reporting Persons”. Each of (i) through (viii) is referred to as a “BlueMountain Fund”, and are collectively referred to as the “BlueMountain Funds.” Each of (ix) through (xv) is a “General Partner”.

The principal business of: (i) each BlueMountain Fund is to serve as a private investment fund; (ii) each of the General Partners is to serve as the general partner of BMFV, BMCA, BMGP, BMLO, BMM, BMST and BMKH; (iii) BMC GP is to serve as the sole owner of BMCA GP; (iv) GP Holdings is to serve as the sole owner of each of BMFV GP, BMCA GP, BMGP GP, BMLO GP, BMST GP and BMKH GP; and (v) the Investment Manager is to serve as the sole owner of BMM GP and to serve as investment manager to, and to make investment decisions on behalf of, the BlueMountain Funds.

The executive officers, directors and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Chief Investment Officer of the Investment Manager

Alan Gerstein	Manager of BMF GP; Manager of BMGP GP; Manager of BMST GP; Manager of BMKH GP; Manager of BMM GP; Director of BMT

Elizabeth Gile	Director of BMCA GP; Manager of BMC GP; Manager of BMGP GP; Manager of BMST GP; Manager of BMKH GP

Todd Groome	Manager of BMM GP

Gary Linford	Director of BMCA GP; Manager of BMC GP; Manager of BMGP GP; Manager of BMF GP; Manager of BMST GP; Manager of BMKH GP

William Reeves	Director of BMCA GP; Manager of BMC GP

Mark Shapiro	Director of BMCA GP; Manager of BMC GP; Manager of BMGP GP; Manager of BMF GP; Manager of BMM GP; Manager of BMST GP; Manager of BMKH GP; Director of BMT

Dylan Davies	Manager of BMM GP

The principal business address for each BlueMountain Fund (other than BMGP, BMM and BMST) is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Caymand Islands. The business address of BMGP, GP Holdings, BMST the Investment Manager and Mr. Feldstein is 280 Park Avenue, 12th Floor, New York, New York 10017. The business address of BMM is 6D, Route de Treves, L-2633 Seningerberg, Luxembourg B176.316.

(d) – (e) During the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Feldstein, , Mr. Gerstein, Ms. Gile, Mr. Groome, Mr. Reeves and Mr. Shapiro are U.S. citizens. Mr. Linford is a South African citizen. Mr. Davies is a British citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired 4,135,114 shares of Common Stock (the “Acquired Shares”) in connection with the entry into an exchange agreement, dated as of March 6, 2020 (the “Exchange Agreement”), among the Issuer, the BlueMountain Funds and certain other creditors of the Issuer. The Exchange Agreement implemented a series of out-of-court transactions to effect a financial restructuring (the “Restructuring”) of the Issuer’s capital structure and indebtedness and related credit facilities. Pursuant to the Exchange Agreement, the BlueMountain Funds exchanged the full principal amount outstanding and accrued and unpaid interest of the Issuer’s term loans for new term loans of the Issuer and the Acquired Shares.

ITEM 4. PURPOSE OF TRANSACTION

The disclosure in Item 3 above is incorporated herein by reference.

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other stockholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

(a)	– (b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number of shares and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

The aggregate percentage of Common Stock reported as beneficially owned by the Reporting Persons was calculated based on 13,775,267 shares of Common Stock outstanding as of March 6, 2020.

(c) Except for the transactions described in Item 3, there have been no transactions with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D by the Reporting Persons.

(d) The BlueMountain Funds managed on a discretionary basis by the Reporting Persons have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Joint Acquisition Statement among the Reporting Persons (the “Joint Acquisition Statement”) to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1.

In connection with the Restructuring and entry into the Exchange Agreement, the BlueMountain Funds entered into a stockholders agreement, dated as of March 6, 2020 (the “Stockholders Agreement”), among the Issuer, the BlueMountain Funds and certain other stockholders of the Issuer, which provides:

•	the right to appoint two directors to the Issuer’s board of directors, each of whom will serve a one-year term;

•	certain director nomination and board observer rights, each subject to specified ownership thresholds;

•	certain customary drag-along and tag-along rights, which become effective at any time the Issuer is a Private Company (as defined in the Stockholders Agreement); and

•	customary “demand” and “piggyback” registration rights.

The foregoing description is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached as Exhibit 2 to Item 7 hereto.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Acquisition Statement.

Exhibit 2:	Stockholders Agreement (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Commission on March 13, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2020

BLUEMOUNTAIN FOINAVEN MASTER FUND L.P.

By	/s/ Eric M. Albert
Name: Eric M. Albert
Title: Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.

By	/s/ Eric M. Albert
Name: Eric M. Albert
Title: Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.

By	/s/ Eric M. Albert
Name: Eric M. Albert
Title: Chief Compliance Officer

BLUEMOUNTAIN LOGAN OPPORTUNITIES MASTER FUND L.P.

By	/s/ Eric M. Albert
Name: Eric M. Albert
Title: Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF

By	/s/ Alan Gerstein
Name: Alan Gerstein
Title: Authorized Person

BLUEMOUNTAIN SUMMIT TRADING L.P.

By	/s/ Eric M. Albert
Name: Eric M. Albert
Title: Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By	/s/ Andrew Feldstein
Name: Andrew Feldstein
Title: Director

BLUEMOUNTAIN KICKING HORSE FUND L.P.

By	/s/ Eric M. Albert
Name: Eric M. Albert
Title: Chief Compliance Officer

BLUEMOUNTAIN FOINAVEN GP, LLC

By	/s/ Eric M. Albert
Name: Eric M. Albert
Title: Chief Compliance Officer

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By	/s/ Andrew Feldstein
Name: Andrew Feldstein
Title: Director

BLUE MOUNTAIN CREDIT GP, LLC
By	/s/ Eric M. Albert
Name: Eric M. Albert
Title: Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC

By	/s/ Eric M. Albert
Name: Eric M. Albert
Title: Chief Compliance Officer

BLUEMOUNTAIN LOGAN OPPORTUNITIES GP, LLC
By	/s/ Eric M. Albert
Name: Eric M. Albert
Title: Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS GP S.À R.L.

By
Name: Alan Gerstein
Title:Authorized Person

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC

By	/s/ Eric M. Albert
Name: Eric M. Albert
Title: Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC

By	/s/ Eric M. Albert
Name: Eric M. Albert
Title: Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By	/s/ Eric M. Albert
Name: Eric M. Albert
Title: Chief Compliance Officer

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By	/s/ Eric M. Albert
Name: Eric M. Albert
Title: Chief Compliance Officer